UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 20 February, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into
English)
Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Business Address:
Libanon Business Park
1 Hospital Street, (Off Cedar Ave),
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863
www.sibanyegold.co.za
Directors: Matthews S Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Jerry Vilikazi* Rick Menell* Keith Rayner*
Cain Farrel (Company Secretary) (*Non-Executive)
Reg No. 2002/031431/06 Vat No. 473 020 9410
MEDIA RELEASE:
UNDERGROUND FIRE AT BEATRIX 4 SHAFT
Westonaria, 20 February 2013: Sibanye Gold Limited (Sibanye Gold) (JSE, NYSE: SGL) wishes to inform all stakeholders that a fire broke out in a raise line on 20 Level, Beatrix 4 Shaft (previously the Oryx
Mine), at 10pm on 19 February 2013.
Beatrix management with the assistance of its mine rescue teams managed to successfully contain the affected areas and evacuate the entire mine by 7am, 20 February 2013, without any injuries or employees being exposed to undue danger.
Neal Froneman, CEO of Sibanye Gold, commenting on the incident said, “Beatrix management and its mine rescue teams did an excellent job isolating the area impacted by the fire and safely evacuating all employees from the mine, without any injuries being caused. As you can imagine, successfully completing this exercise in the early hours of the morning, under the dangerous conditions prevailing, is an admirable achievement and I wish to thank and congratulate all involved.”
Unfortunately, the fire has not yet been extinguished and while high levels of smoke and gas remain in the mine, we have decided to suspend underground operations at Beatrix 4 Shaft while we assess the situation and bring the fire under control,” added Froneman.
Beatrix 4 Shaft produces approximately 218kg (7 011oz) of gold per month or 24% of the total produced by the entire Beatrix Operations (approximately 898kg or 28 869oz per month). The Beatrix 4 Shaft
Section generated an Operating Loss of R93 million (a R155 million loss after capex) in 2012.
Further updates will be released when possible.
Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: February 20, 2013
By: /s/
Charl Keyter
Name:                  Charl Keyter
Title:                     Chief Financial Officer